UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2023 Annual General Meeting of Shareholders (the “Meeting”) of Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting, the form of proxy card for common shareholders, and the American depositary share voting instruction card, as Exhibits 99.1, 99.2, and 99.3 hereto, respectively.

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated November 17, 2023
99.2	Form of Proxy Card for Common Shareholders
99.3	American Depositary Share Voting Instruction Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: November 21, 2023